200 East Randolph Drive
Chicago, Illinois 60601
312 861-2000
www.kirkland.com
April 10, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Sara D. Kalin
                    Joshua Ravitz

Re:	Triad Financial Special Purpose LLC
Registration Statement on Form S-3
Filed March 3, 2006
File No. 333- 132215
Ladies and Gentlemen:
     This letter is provided on behalf of Triad Financial Special Purpose LLC (the “Depositor”) in response to written comments received from the staff (the “Staff”) of the Division of Corporation Finance on March 30, 2006, with regard to the above Registration Statement on Form S-3 (the “Registration Statement”).
     The responses below correspond to the captions and numbers of such comments which are reproduced below in italic type. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references herein are to pages of the Registration Statement. Copies of Amendment No. 1 to the Registration Statement are enclosed and have been marked to show changes from the Registration Statement originally filed on March 3, 2006. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Registration Statement.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with the Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with CIK codes for any affiliate of the

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
     Response: The Depositor confirms that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.
     The following affiliates of the Depositor have publicly offered asset-backed securities of the same asset class:

Name	CIK
Triad Financial Special Purpose LLC	0001329621
Triad Automobile Receivables Trust 2006-A	0001350062
Triad Automobile Receivables Trust 2005-B	0001333469
Triad Automobile Receivables Trust 2005-A	0001326881
Triad Automobile Receivables Trust 2004-A	0001283727
Triad Automobile Receivables Trust 2003-B	0001268292
Triad Automobile Receivables Trust 2003-A	0001224483
Triad Automobile Receivables Trust 2002-A	0001181432
2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
     Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the applicable final Rule 424(b) prospectus or finalized agreements will be filed simultaneously with or prior to the applicable final prospectus.
3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
     Response: We confirm that unqualified legal and tax opinions will be filed at the time of each takedown.
4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the

Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
     Response: The Depositor confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown as required by Rule 409.
Prospectus Supplement
Cover Page
5.	We note from pages S-4 and S-38 that you intend to use both overcollateralization and a swap agreement in this transaction. Please revise to identify these features on the cover page. See Item 1102(h) of Regulation AB.
     Response: We have added bracketed disclosure in the prospectus supplement in response to the Staff’s comment. See the cover page of the prospectus supplement.
6.	We note your statement on page ii that if information concerning a series of notes varies between the prospectus supplement and the base prospectus, investors should rely on the information contained in the prospectus supplement. While disclosure in the prospectus supplement may enhance the information set forth in the base prospectus, it should not contradict it. Please revise accordingly. Refer to Section III.A.3.b of SEC Release 33-8518.
     Response: We have deleted this statement in response to the Staff’s comment. See page ii of the prospectus supplement.
Summary
7.	We note from pages S-27 and S-38 that you may use subordination and swap agreements, in addition to overcollateralization and a spread account. We also note that while you reference excess interest on page S-3, your summary does not appear to include a separate description of excess interest as a form of credit enhancement. Please ensure that the summary section in your next amendment includes a brief description of all contemplated forms of credit enhancement or other support. See Item 1103(a)(3)(ix) of Regulation AB.

Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

     Response: We have included additional disclosure in response to the Staff’s comment. See pages S-5 and S-6 of the prospectus supplement.
8.	Please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.
     Response: We have added disclosure in response to the Staff’s comment. See page S-6 of the prospectus supplement.
9.	We encourage you, in an appropriate place, to provide a graphic illustrations(s) of the flow of funds and payment priorities and allocations, including any subordination features, to help investors understand the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.
     Response: We have added graphic illustrations in response to the Staff’s comment. See pages S-9 and S-10 of the prospectus supplement.
10.	We note from page 20 of the base prospectus that you may use a revolving period. Please revise the summary section of your prospectus supplement to provide bracketed language illustrating the disclosure you would provide if applicable. Ensure that you provide all of the information required by Item 1103(a)(5) of Regulation AB, including the maximum amount of additional assets that may be required during the revolving period and the percentage of asset pool represented by the funds used during the revolving period. Additionally, revise here or in the base prospectus to confirm that the revolving account will not extend for more than three years from the date of issuance of the securities. See Item 1101(c)(3)(iii) of Regulation AB.
     Response: We have added disclosure in response to the Staff’s comment. See pages S-2, S-3, S-13, S-19, S-21, S-32, S-40 and S-58 of the prospectus supplement and page 19 of the base prospectus.
The Indenture Trustee, page S-12
11.	We note that you provide the prior experience of the trustee. Please describe the trustee’s duties and responsibilities in this securitization as well. See Item 1109(c) of Regulation AB.
     Response: We have added disclosure in response to the Staff’s comment. See page S-17 of the prospectus supplement.

Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

The Automobile Loans, page S-13
12.	It appears at least some of the automobile loans will be purchased by Triad from other originators. Please confirm that no originator or group of affiliated originators will account for 10% or more of the pool assets or provide bracketed disclosure indicating that you will identify originators that originated or are expected to originate 10% or more of the pool assets and that you will provide the additional disclosure required by Item 1110(b) of Regulation AB with respect to any originators that originated or are expected to originate 20% or more of the pool assets.
     Response: Although no originator or group of affiliated originators currently accounts for 10% or more of any prior securitized pool assets and we do not anticipate that any originator or group of affiliated originators will account for 10% or more of the assets of any pool in the future, we have added bracketed disclosure with respect to Item 1110 in response to the Staff’s comment. See page S-18 of the prospectus supplement.
Description of the Trust Agreements
Servicing Compensation, page S-34
13.	We note that the servicer may delegate its servicing responsibilities to one or more sub-servicers. Please confirm that you have identified all affiliated servicers, unaffiliated servicers of 10% or more of the asset pool, and other material servicers. See Item 1108(a) of Regulation AB.
     Response: The Depositor confirms that it has identified all affiliated servicers, unaffiliated servicers of 10% or more of the asset pool and other material servicers.
Base Prospectus
14.	We note from page S-23 that you intend to provide static pool information on a web site. Please disclose your intention to provide such information through a web site in the base prospectus. Refer to Rule 312(a)(1) of Regulation S-T.
     Response: We have revised our disclosure in response to the Staff’s comment. Our static pool information will be included in the prospectus supplement and will be available on a website or will only be included in the prospectus supplement. Our static pool information will not just be available on a website. See page S-27 of the prospectus supplement and page 11 of the base prospectus.

Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

Summary of Prospectus, page 1
15.	We note that on page 3 under “Credit Enhancement,” you indicate that you may use “third party payments or other support.” Please revise here and on page 34 to remove this catch-all language or list all the specific types of support to which you refer. Additionally, we note that you may use swaps “and other derivative instruments...”. Revise to specifically identify the “other derivative instruments” to which you refer, and confirm that the derivatives you use will be limited to interest or currency agreements.
     Response: We have deleted the catch-all language and revised the disclosure in response to the Staff’s comment. See pages 3 and 32 of the base prospectus.
16.	We note from your “Cross-Collateralization” disclosure that one series of securities may include the right to receive monies from a common pool of credit enhancement available for more than one series of certificates. We also note similar disclosure on page 34. Please provide us with a comprehensive analysis regarding the mechanics of these transactions, how they have been used in the past and why you believe they fall under the definition of an asset-backed security. Ensure that your response addresses whether the “excess amounts” that may be deposited in a common account will always be amounts that would not otherwise be used for the cash flows supporting payments on the offered securities. For example, would these amounts include only excess spread amounts otherwise payable to a residual holder or might they also include amounts merely on deposit in the spread account? Revise or advise as appropriate.
     Response: As we have not used “cross-collateralization” in previous transactions and will not issue securities with this feature under this Registration Statement, we have deleted references to “cross-collateralization” in the base prospectus.
Description of the Securities
Floating Rate Securities, page 23
17.	We note that a base rate for a given floating rate security may be based on “another rate as set forth in the prospectus supplement.” Please expand your disclosure in this section to identify all indices on which payments of interest on the securities may be based. Refer to Item 1113(a)(3) of Regulation AB.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 22 of the base prospectus.

Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

Soft Bullets, page 22
18.	Please expand your disclosure in this section to clarify how payments are made on “soft bullet” securities. For example, you should revise to better explain what types of forward purchases and liquidity arrangements you will use and the types of circumstances under which the issuing entity would not be able to make principal payments on the dates they are due.
     Response: We have deleted the section entitled “Soft Bullets” in response to the Staff’s comment. See page 21 of the base prospectus.
Indexed Securities, page 23
19.	It appears that you contemplate linking payments on the securities to changes in the price of securities, commodities, or an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of an asset-backed security in Section III.A.2 in SEC Release No. 33-8518.
     Response: We have deleted the section entitled “Indexed Securities” in response to the Staff’s comment. See page 22 of the base prospectus.
Description of the Securities
Forward Commitments; Pre-Funding, page 28
20.	While we note that you contemplate a prefunding account to purchase additional automobile loans, your disclosure on page 28 of the base prospectus indicates that up to 100% of the net proceeds may be deposited into the prefunding account As Item 1101(c)(3)(ii) of Regulation AB limits the use of a prefunding account to 50% of the offering proceeds, please revise accordingly or advise.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 26 of the base prospectus.

Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

Description of the Trust Agreements
Credit and Cash Flow Enhancement, page 34
21.	We note that you list a number of possible credit enhancements, however none of them is described in any detail. Furthermore, we note from pages S-37 and S-38 that you intend to use excess cashflow and a spread account as credit enhancement for the notes, but that these features are not described in the base prospectus. All credit-enhancement features must be briefly described in the base prospectus. Please revise to provide such descriptions. Finally, while we note your brief reference to derivatives on page 21, you should either expand this section or add a separate section to briefly describe all types of derivatives you plan to use. Refer to Items 1114 and 1115 of Regulation AB.
     Response: We have added disclosure in response to the Staff’s comment. See pages 32 and 33 of the base prospectus.
Evidence as to Compliance, page 34
22.	Please revise the disclosure in this section to accurately reflect the requirements of Items 1122 and 1123 of Regulation AB. For example, revise to clarify that the “standards” being evaluated annually by public accountants are the servicing criteria set forth in Item 1122(d) of Regulation AB. Additionally, remove the last sentence on page 34 or revise to clarify the basis for your statement that the servicer is not required to deliver a report if it is a consolidated subsidiary and there are no separate audits of its books and records. Finally. revise to clarify that all three reports required by Items 1122 and 1123 of Regulation AB will be filed as exhibits to the Form l0-K, instead of merely indicating that they may be requested in writing.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 33 of the base prospectus.
Part II: Information Not Required in Prospectus
23. Please provide the undertakings required by Item 512(a)(6)(i)-(iv) of Regulation S-K.
     Response: We have added the requested undertakings in response to the Staff’s comment. See page II-3 of the Registration Statement.
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Securities and Exchange Commission
Division of Corporate Finance
April 10, 2006

     We appreciate your timely consideration of these matters in your review of the filing referenced above. If you have any questions or would like additional information, please contact the undersigned at (312) 861-2110.

Sincerely,
/s/ Janette A. McMahan
Janette A. McMahan

cc:	Timothy O’Connor, Triad Financial Special Purpose LLC
Kenneth P. Morrison, P.C., Kirkland & Ellis LLP